Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Statement of Financial Condition
December 31, 2019

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Index
December 31, 2019

Page(s)



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Arvest Investments, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Arvest Investments, Inc. (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New Orleans, Louisiana
February 28, 2020

We have served as the Company's auditor since 1996.

PricewaterhouseCoopers LLP, 909 Poydras Street, Suite 3100, New Orleans, LA 70112
T: (504) 558 8200, F: (504) 558 8960, www.pwc.com/us

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Statement of Financial Condition
December 31, 2019

Assets

Cash and cash equivalents	$ 14,351,844
Receivables from broker-dealers	73,196
Prepaid expenses	421,531
Deferred income taxes	537,652
Other assets	397,427
Total assets	$ 15,781,650

Liabilities and Stockholder's Equity

Payable to Arvest Bank	$ 8,199,637
Payable to Arvest Insurance, Inc.	483,031
Income taxes payable	43,652
Other liabilities	20,877
Total liabilities	8,747,197
Common stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding	5,500,000
Retained earnings	1,534,453
Total stockholder's equity	7,034,453
Total liabilities and stockholder's equity	$ 15,781,650

The accompanying notes are an integral part of this financial statement.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Notes to Statement of Financial Condition
December 31, 2019

1. **The Company**

   Arvest Investments, Inc., ("AII" or the "Company") is a broker-dealer and investment advisor registered with the Financial Industry Regulatory Authority, Inc., and the Securities and Exchange Commission ("SEC"). AII is an Arkansas corporation that is a wholly-owned subsidiary of Arvest Bank, a wholly-owned indirect subsidiary of Arvest Bank Group, Inc. ("ABG"). AII primarily acts as an introducing broker-dealer offering a wide range of investment security products to retail customers of Arvest Bank.

   AII executes its customers' transactions on a fully-disclosed basis, through unaffiliated clearing broker-dealers, which carry the accounts and securities of AII's customers. The securities transactions are settled and cleared pursuant to clearing agreements with the clearing brokers. AII also earns revenue from the sales of qualified retirement plan products and services.

   AII is the exclusive provider of retail brokerage services for Arvest Bank and primarily derives its revenues from these services. Most of AII's registered representatives are located in banking locations of Arvest Bank.

2. **Summary of Significant Accounting Policies**

   The accounting and reporting policies of AII conform to accounting principles generally accepted in the United States of America and prevailing practices within the broker-dealer industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make estimates and assumptions which impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

   Cash and Cash Equivalents
   AII has defined cash equivalents as highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business.

   Income Taxes
   AII's tax provision is determined pursuant to Financial Accounting Standards Board ("FASB") ASC 740. AII is included in the consolidated federal income tax return and consolidated state tax returns filed by Arvest Bank Group, Inc. and determines its tax expense or benefit on a separate return basis. Pursuant to AII's tax sharing agreement with ABG, AII recognizes tax benefits to the extent they are utilized in the consolidated return.

   Recent Accounting Pronouncement
   In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)," to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Lessees will be required to recognize a lease liability representing the lessee's obligation to make lease payments arising from a lease, measured on a discounted basis, and a right-of-use asset representing the lessee's right to use, or control the use of, a specified asset for the lease term. Consequently, lessees will no longer be able to utilize leases as a source of off-balance sheet financing. The ASU allows lessees to elect not to apply the recognition requirements in ASC 842 to short-term leases, which are defined as leases that, at commencement date, have a lease term of twelve months or less and do not contain a purchase option that the lessee is reasonably certain to

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Notes to Statement of Financial Condition
December 31, 2019

exercise. Instead, a lessee may recognize the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. AII evaluated its only lease and determined adoption of this guidance required the establishment of a lease asset and lease liability, as specified in the Leases footnote, but did not have an impact on the results of operations.

3. Receivables from Broker-Dealers

Amounts from broker-dealers at December 31, 2019 consisted of fees and commissions from AII's clearing firms.

4. Other Assets

Other assets include the lease right-of-use asset referenced in the Lease footnote of $14,799 and clearing security deposits of $382,628 required by the multiple clearing firms AII has contracted with to provide AII with clearing and custody services.

5. Other Liabilities

Other liabilities include the operating lease liability referenced in the Leases footnote of $14,799 and $6,078 that is payable to broker-dealers for clearing services.

6. Net Capital Requirements

AII is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and establishes a maximum ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2019, AII had net capital of $5,925,270 which was $5,343,110 in excess of its required net capital of $582,160, and a ratio of aggregate indebtedness to net capital of 1.47 to 1, which was less than the maximum allowable ratio of 15 to 1.

7. Income Taxes

AII has a deferred tax asset as of December 31, 2019, in the amount of $537,652, which is primarily related to employee compensation and benefits. No valuation allowance has been recorded at December 31, 2019, as management believes it is more likely than not that the remaining deferred tax assets will be fully realized.

The tax years open to examination are 2016 to the present. AII did not have any uncertain tax positions at December 31, 2019. The Company does not expect that unrecognized tax benefits will increase or decrease within the next 12 months. It is AII's policy to recognize interest and penalties related to unrecognized tax benefits in income tax expense.

8. Transactions with Arvest Bank

AII operates its administrative offices in facilities that are rented from Arvest Bank. AII also rents equipment and purchases support services, including the services of all licensed and non-licensed associates of AII, information technology services, and all personnel services, from Arvest Bank. The related party agreement between AII and Arvest Bank is short-term in nature and cancellable at any time with a thirty-day notice. Payable to Arvest Bank represents unpaid balances relating to these expenses.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Notes to Statement of Financial Condition
December 31, 2019

Arvest Insurance, Inc., ("AIC") is also owned by AII's parent company, Arvest Bank. AII's clearing firm also provides clearing services to AIC. At December 31, 2019, AII's account at its clearing firm included $483,031 of funds due AIC. These funds are included in AII's cash and cash equivalents and are included in Payable to Arvest Insurance.

Stated financial results may differ if these transactions were conducted with other external parties.

Arvest Bank may, from time to time, provide AII with capital contributions to maintain minimum net capital requirements. During the year ended December 31, 2019, there were no such contributions of capital. AII also maintained cash on deposit with Arvest Bank at December 31, 2019 totaling $8,276,383.

9. **Commitments and Contingencies**

In the normal course of business, AII may become subject to litigation or claims. AII is not aware of any litigation or claims against AII which would materially affect its financial condition or results of operations.

AII's customer securities activities are transacted on either a cash or margin basis. In margin transactions, AII's clearing firms extend credit to AII's customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing firms clear customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. In the event the customer fails to satisfy its obligations, the clearing broker may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. Any associated loss incurred by the clearing firms may be reimbursed by AII in accordance with the clearing agreements between the clearing firms and AII. AII seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. AII monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions, when necessary.

As the right to charge AII has no maximum amount and may apply to all trades executed through the clearing broker-dealers, AII believes there is no maximum amount assignable to this right. At December 31, 2019, AII had recorded no liabilities with regard to this right. AII has not historically incurred any material losses arising from these activities and does not anticipate future losses, if any, to have a material impact on the financial statements.

In addition, AII has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. AII monitors the credit standing of the clearing firms and all counterparties with which it conducts business.

10. **Leases**

AII has only one lease, which was originated in 2016. AII is the lessee for office space in central Arkansas. This fixed-rental lease is classified under ASC 842 as an operating lease. The right-of-use asset is reported in other assets and the operating lease liability is reported in other liabilities. At December 31, 2019, the right-of-use asset and operating lease liability was $14,799. Because AII does not have access to the rate implicit in the lease and had no commercial loans or lines of

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Notes to Statement of Financial Condition
December 31, 2019

credit outstanding during 2019, the prevalent prime rate during 2019 of 5.50% was used as the discount rate to calculate the right of use asset and the operating lease liability.

This lease expires in 2020, with no option to extend or terminate the lease. Future minimum payments under this non-cancelable operating lease at December 31,2019 are $15,140.

11. **Fair Value Measurements**

AII had cash of $14,351,844 at December 31, 2019. Under the fair value hierarchy, cash and cash equivalents are classified as Level 1. There were no transfers between Level 1, 2 or between Level 2 and Level 3 during the year ended December 31, 2019.

Fair value is a market-based measurement and is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value hierarchy for disclosure of fair value measurements is used to maximize the use of observable inputs, that is, inputs that reflect the assumption market participants would use in pricing an asset or liability based on market data obtained from sources independent of the reporting entity. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Level 1   Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. The types of instruments valued based on quoted market prices in active markets include active listed equities, if any, and money market securities.

Level 2   Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument. The types of instruments valued based on quoted prices for similar assets with reasonable levels of price transparency. AII held no Level 2 assets during the year ended December 31, 2019.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement. AII held no Level 3 assets during the year ended December 31, 2019.

Arvest Investments, Inc.
(A wholly-owned subsidiary of Arvest Bank)
Notes to Statement of Financial Condition
December 31, 2019

12. **Subsequent Events**

AII has evaluated subsequent events through February 28, 2020, the date the financial statements were available to be issued. There were no additional events or transactions discovered during this evaluation that require additional recognition or disclosure in the financial statements.